UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Snow Lake Resources, Ltd

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

83336J208

(CUSIP Number)

Kushkush Investments Ply Ltd (Alexandra Discretionary Trust)

4 Balmoral Court

St Kilda East, Victoria, Australia 3183

Attn:  Chana Kimelman

61359259125

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 17, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83336J208

1	NAME OF REPORTING PERSONS Deerhunter Investments Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 91,610
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 91,610
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,610
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 83336J208

1	NAME OF REPORTING PERSONS Kushkush Investments Ply Ltd (Alexandra Discretionary Trust)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 338,118
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 338,118
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 83336J208

1	NAME OF REPORTING PERSONS M + T K PTY LTD < MTK SUPERANNUATION FUND>
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,338
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,338
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,338
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 83336J208

1	NAME OF REPORTING PERSONS DELAWARE IR LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 220,328
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 220,328
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,328
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 83336J208

1	NAME OF REPORTING PERSONS Benjamin Abraham Fogelgarn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,194
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 67,194
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83336J208

1	NAME OF REPORTING PERSONS Nikola Najdoski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 112,043
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 112,043
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83336J208

1	NAME OF REPORTING PERSONS Yukor Mipoz Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,580
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,580
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 83336J208

1	NAME OF REPORTING PERSONS Ozzi Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,580
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,580
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 83336J208

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

On January 17, 2023, the Issuer issued a press release (the “Press Release”) announcing the results of the Issuer’s 2022 Annual and Special Meeting of Shareholders held on January 17, 2023 (the “Special Meeting”), involving, among other things, the election of a slate of directors nominated by the Reporting Persons.  The Press Release is attached hereto as Exhibit 99.4 and incorporated herein by reference. With the conclusion of the Special Meeting, the Support and Voting Agreement (the “Support and Voting Agreement”) by and among the Reporting Persons and Nova Minerals Limited (“Nova”) has terminated and, with the election of the slate of directors nominated by the Reporting Persons, the Reporting Persons have achieved their initial purpose described in their prior filings of their Schedule 13D, which was sole plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D reported in prior filings of their schedule 13D.  Accordingly, neither the Reporting Persons as a group nor the Reporting Persons and Nova collectively should continue to be deemed to be a “group” pursuant to Rule 13d−5(b)(1) promulgated under the Exchange Act.  As a result, the Reporting Persons are filing this amendment to Schedule 13D (this “statement”).

Item 1.	Security and Issuer.

This statement relates to the Common Shares, no par value per share (the “Shares”), of Snow Lake Resources, Ltd, a Canadian corporation incorporated in the province of Manitoba (the “Issuer”). The address of the principal executive office of the Issuer is 242 Hargrave Street, #1700, Winnipeg, Manitoba R3C 0V1 Canada.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 17, 2023, the Issuer issued a press release in connection with the Shareholders Meeting, which, among other things, announced the results of the Issuer’s 2022 Annual and Special Meeting of Shareholders held on January 17, 2023 (the “Special Meeting”), involving, among other things, the election of a slate of directors nominated by the Reporting Persons.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 99.4	Press Release dated January 17, 2023

CUSIP No. 83336J208

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2023

DEERHUNTER INVESTMENTS PTY LTD

By:/s/ Romy Hersham
Name: Romy Hersham
Title: Director

KUSHKUSH INVESTMENTS PLY LTD (ALEXANDRA DISCRETIONARY TRUST)

By:/s/ Chana Kimelman
Name: Chana Kimelman
Title: Director

M + T K PTY LTD < MTK SUPERANNUATION FUND>

By:/s/ Moishe Kimelman
Name: Moishe Kimelman
Title: Director

DELAWARE IR LLC

By:/s/ Menachem Wagner
Name: Menachem Wagner
Title: Manager

/s/ Benjamin Abraham Fogelgarn
Benjamin Abraham Fogelgarn

/s/ Nikola Najdoski
Nikola Najdoski

YUKOR MIPOZ PTY LTD

By:	/s/ Mordechai Zalman Fixler
Name: Mordechai Zalman Fixler
Title: Director

OZZI PTY LTD

By:	/s/ Mordechai Zalman Fixler
Name: Mordechai Zalman Fixler
Title: Director